July 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Emily Rowland

Re: BNY Mellon Investment Funds V, Inc. (the "Registrant")

File Nos. 811-06490; 333-44254

Application for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "1933 Act"), the Registrant, on behalf of BNY Mellon Global Real Estate Securities Fund (the "Fund"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Post-Effective Amendment No. 121 to the Registrant's Registration Statement on Form N-1A (the "Registration Statement Amendment"), which was filed with the Commission via EDGAR Accession No. 0001104659-22-035501 on March 18, 2022, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The Registration Statement Amendment was filed to reflect a proposed change to the Fund's policy with respect to its investment in non-U.S. securities. The staff (the "Staff") of the Commission provided comments to the Registration Statement Amendment on April 22, 2022, and the Registrant filed a response to the Staff's comments on June 29, 2022.

The Registrant, on behalf of the Fund, is requesting withdrawal of the Registration Statement Amendment because it no longer intends to pursue a change to the Fund's policy with respect to its investment in non-U.S securities.

The Registrant respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement Amendment.

The Registrant intends to incorporate disclosure reflecting the responses to the Staff's comments, other than with respect to the proposed policy change referred to above, in the next update of Fund's Prospectus and Statement of Additional Information.

Please direct any questions regarding this matter to David Stephens of Proskauer Rose LLP at 212.969.3357.

Sincerely,

/s/Amanda Quinn

Amanda Quinn

Vice President and Assistant Secretary

cc: David Stephens